Exhibit 12.

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

	Year Ended

(millions, except ratios)	2001	2000	1999	1998	1997

Fixed Charges
Interest and amortization of debt discount
and expense on all indebtedness	$1,415	$1,248	$1,268	$1,423	$1,409

Add interest element implicit in rentals	161	136	133	144	147
	1,576	1,384	1,401	1,567	1,556
Interest capitalized	11	4	5	5	3

Total fixed charges	$1,587	$1,388	$1,406	$1,572	$1,559

Income
Income (loss) before income taxes,
minority interest, and extraordinary loss	$ 1,223	$2,223	$2,419	$1,883	$2,138
Deduct undistributed net income (loss) of unconsolidated companies	12	17	(5)	11	13
	1,211	2,206	2,424	1,872	2,125

Add
Fixed charges (excluding interest capitalized)	1,576	1,384	1,401	1,567	1,556
Income before fixed charges and
income taxes	$2,787	$3,590	$3,825	$3,439	$3,681

Ratio of income to fixed charges	1.76	2.59	2.72	2.19	2.36